SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 15, 2009
Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES 5% INCREASE IN DIVIDENDS TO $0.84 PER ANNUM
Calgary, Alberta (January 15, 2009) — Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has increased the equivalent annual dividend rate to $0.84 on Shaw’s Class B Non-Voting Participating Shares and $0.8375 on Shaw’s Class A Participating Shares. This represents an increase of 5% or $0.04 per share. Shaw’s dividends are declared and paid on a monthly basis and this increase will commence March 30, 2009.
The Company continues to deliver solid operational and financial results which demonstrate the strength of its competitive positive and prospects for future growth. Accordingly, Shaw’s Board of Directors determined that a dividend increase at this time is an appropriate use of the Company’s free cash flow. Based on the January 14 closing stock price, the new dividend rate represents a yield of 4.2%.
Based upon this increase in the dividend rates, Shaw’s Board of Directors declared monthly dividends of $0.07 on Shaw’s Class B Non-Voting Participating Shares and $0.069792 on Shaw’s Class A Participating Shares, payable on each of March 30, 2009, April 29, 2009 and May 28, 2009 to all holders of record at the close of business March 15, 2009, April 15, 2009 and May 15, 2009, respectively.
The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.
Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders are entitled to receive dividends only when any such dividends are declared by Shaw’s Board of Directors, and there is no entitlement to any dividend prior thereto.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves over 3.4 million customers, including 1.6 million Internet and 670,000 Digital Phone customers, through a reliable and extensive network, which comprises over 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:
Shaw Investor Relations
investor.relations@sjrb.ca